Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation

Ocean Power Technologies Ltd	United Kingdom
Ocean Power Technologies (Australasia) Pty Ltd	Australia
Reedsport OPT Wave Park LLC	Oregon
Oregon Wave Energy Partners I, LLC	Delaware
Oregon Wave Energy Partners II, LLC	Delaware
Fairhaven OPT Ocean Power, LLC	California
California Wave Energy Partners I, LLC	California